UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               SCHEDULE 13D
                             (AMENDMENT NO. 1)

                 Under the Securities Exchange Act of 1934



                     Alternate Marketing Networks, Inc.
                              (Name of Issuer)

     Common Stock, par value $.01 per share(Title of Class of Securities)

                                02145P-10-6
                               (CUSIP Number)

                            Greg R. Samuel, Esq.
                           Haynes and Boone, LLP
                         901 Main Street, Suite 3100
                             Dallas, Texas 75202
                               (214) 651-5645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              August 27, 2002
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















                                SCHEDULE 13D


CUSIP No.  02145P-10-6

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   K2 VC LTD.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) X
                                                       (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS

   OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   N/A

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

   0

8  SHARED VOTING POWER

   2,474,039

9  SOLE DISPOSITIVE POWER

   0

10 SHARED DISPOSITIVE POWER

   2,474,039

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,474,039

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   28.1% (1)

14 TYPE OF REPORTING PERSON

   PN

(1) Based on 8,802,028 shares of common stock issued and outstanding as of August 6, 2002, as disclosed in the Issuer's Form 10-QSB for the quarterly period ending June 30, 2002.

CUSIP No.  02145P-10-6

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   K2 VC MANAGEMENT, LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) X
                                                   (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS

   OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   N/A

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

   0

8  SHARED VOTING POWER

   2,474,039

9  SOLE DISPOSITIVE POWER

   0

10 SHARED DISPOSITIVE POWER

   2,474,039

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,474,039

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   28.1% (1)

14 TYPE OF REPORTING PERSON

   PN

(1) Based on 8,802,028 shares of common stock issued and outstanding as of August 6, 2002, as disclosed in the Issuer's Form 10-QSB for the quarterly period ending June 30, 2002.
CUSIP No.  02145P-10-6

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Adil Khan

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X
                                                    (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS

   OO, PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   N/A

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

   932

8  SHARED VOTING POWER

   2,474,039

9  SOLE DISPOSITIVE POWER

   932

10 SHARED DISPOSITIVE POWER

   2,474,039

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,474,971

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   28.1% (1)

14 TYPE OF REPORTING PERSON

   IN

(1)Based on 8,802,028 shares of common stock issued and outstanding as of August 6, 2002, as disclosed in the Issuer's Form 10-QSB for the quarterly period ending June 30, 2002.


CUSIP No.  02145P-10-6

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Mehnaz Fatehdin

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X
                                                    (b)

3  SEC USE ONLY

4  SOURCE OF FUNDS

   OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

   N/A

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

   0

8  SHARED VOTING POWER

   2,474,039

9  SOLE DISPOSITIVE POWER

   0

10 SHARED DISPOSITIVE POWER

   2,474,039

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,474,971

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   28.1% (1)

14 TYPE OF REPORTING PERSON

   IN

(1) Based on 8,802,028 shares of common stock issued and outstanding as of August 6, 2002, as disclosed in the Issuer's Form 10-QSB for the quarterly period ending June 30, 2002.


     This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by K2 VC LTD, a Texas limited partnership ("K2VCLP"), K2 VC Management, LLC, a Texas limited liability company ("K2VCLLC"), Adil Khan, a citizen of the United States ("Khan"), and Mehnaz Fatehdin, a citizen of the United Kingdom ("Fatehdin") with the Securities and Exchange Commission on August 13, 2002 (the "Schedule 13D"), by furnishing the information set forth below. K2VCLP, K2VCLLC, Khan, and Fatehdin shall be referred to herein, each, as a "Filing Person," and, collectively, as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

     Item 1 is hereby amended in its entirety as follows:

     This Amendment relates to the shares of common stock, par value $0.01 per share ("Common Stock"), of Alternate Marketing Networks, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Ionia, S.W., Suite 520, Grand Rapids, Michigan 49503.

Item 2.  Identity and Background.

     Item 2 is hereby amended in its entirety as follows:

     K2VCLP is principally engaged in the business of managing the assets of Khan and Fatehdin for estate planning and other purposes. K2VCLLC is the sole general partner of K2VCLP and is principally engaged in the business of serving as the sole general partner of K2VCLP. Khan and Fatehdin are each Co-Managing Members of K2VCLLC. Khan is presently and principally employed by the Issuer as the Chief Executive Officer of the Issuer. The Issuer is principally engaged in the business of advertising and marketing and the address of the Issuer is One Ionia, S.W., Suite 520, Grand Rapids, Michigan 49503. Fatehdin is presently and principally employed as a homemaker. Khan is a citizen of the United States and Fatehdin is a citizen of the United Kingdom. In the foregoing capacities, each of the Filing Persons may be deemed to be the beneficial owner of the Common Stock owned by K2VCLP.

     The business address of the principal office of each of K2VCLP, K2VCLLC, Khan, and Fatehdin is 13155 Noel Road, 10th Floor, Galleria Tower III, Dallas, Texas 75240. None of K2VCLP, K2VCLLC, Khan, nor Fatehdin has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and none of K2VCLP, K2VCLLC, Khan, nor Fatehdin is or has been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended in its entirety as follows:

     The 2,474,039 shares of Common Stock were acquired by K2VCLP pursuant to that certain Agreement and Plan of Reorganization, dated May 31, 2002, by and among Alternate Marketing Networks, Inc., a Michigan corporation, the Issuer, ALTM Combination Co., a Delaware corporation, Hencie, Inc., a Delaware corporation ("Hencie"), Khan, and certain stockholders of Hencie, including K2VCLP (the "Agreement" incorporated herein by reference to Appendix A to the definitive proxy statement on Schedule 14A of the Issuer, dated July 23, 2002, filed with the Securities and Exchange Commission on June 16, 2002), in exchange for 8,815,000 shares of common stock, par value $0.01 per share, of Hencie ("Hencie Common Stock") owned and held by K2VCLP.

     The 932 shares of Common Stock that may be deemed to have been acquired by Khan represent the currently exercisable portion of the option to purchase up to 1,243 shares of Common Stock at a purchase price per share of $0.03 (the "Option") that was acquired by Khan pursuant to the Agreement in exchange for an option held by Khan to purchase up to 4,428 shares of Hencie Common Stock at a purchase price per share of $0.03. If Khan acquires any or all of the shares of Common Stock pursuant to the Option, Khan presently intends to use personal funds to effect such acquisition.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended in its entirety as follows:

     The Common Stock was acquired by K2VCLP pursuant to the Agreement and for investment purposes. The Option was acquired by Khan pursuant to the Agreement and for investment purposes. No Filing Person presently has any plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (f) of Item 4 of the General Instructions to
Schedule 13D.

     Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the board of directors of the Issuer, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions, each of the Filing Persons may also acquire additional securities of the Issuer, or sell all or part of the shares of Common Stock held by such Filing Person, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated transactions may be made at any time without prior notice.

     Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, each of the Filing Persons may formulate other purposes, plans, or proposals regarding the Issuer or the securities of the Issuer. The foregoing statements are subject to change at any time, and there can be no assurance that any of the Filing Persons will take or elect not to take any of the actions set forth above. To the knowledge of each Filing Person, each of the persons listed in Item 2 herein may make similar evaluations from time to time or on an ongoing basis.

Item 5.  Interests in Securities of the Issuer.

     Item 5 is hereby amended in its entirety as follows:

     Each of K2VCLP, K2VCLLC, Khan, and Fatehdin may be deemed to beneficially own 2,474,039 shares of Common Stock, representing 28.1% of the issued and outstanding shares of Common Stock (the "K2VCLP Shares"). Each of K2VCLP, K2VCLLC, Khan, and Fatehdin share the power to vote and dispose of the K2VCLP Shares. Each of Khan and Fatehdin may also be deemed to beneficially own 932 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock (the "Khan Shares"), through the right of Khan, and the relationship of Fatehdin to Khan, respectively, to acquire the Khan Shares pursuant and subject to the Option. Khan has sole power to vote and dispose of the Khan Shares pursuant and subject to the Option.

     No Filing Person has effected any transaction in shares of Common Stock since the filing of the Schedule 13D on August 13, 2002.

     The percentages of Common Stock in this Item 5 have been calculated based on 8,802,028 shares of Common Stock issued and outstanding as of August 6, 2002, as disclosed in the Issuer's Form 10-QSB of the Issuer for the quarterly period ending June 30, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended in its entirety as follows:

     Other than the Agreement and that certain Registration Rights Agreement, dated August 1, 2002, by and among the Issuer and certain other parties, including K2VCLP, incorporated herein by reference to Exhibit B of Schedule 13D, and except as set forth in Item 4 and Item 5 of this Amendment, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Filing Persons or between the Filing Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is hereby amended in its entirety as follows:

Exhibit  Description
No.
1 Joint Filing Agreement, dated August 29, 2002, by and among K2 VC LTD., a Texas limited partnership, K2 VC Management, LLC, a Texas limited liability company, Adil Khan, a citizen of the United States, and Mehnaz Fatehdin, a citizen of the United Kingdom

2 Amended and Restated Agreement and Plan of Reorganization, dated May 31, 2002, by and among Alternate Marketing Networks, Inc., a Michigan corporation, Alternate Marketing Networks, Inc., a Delaware corporation, the Issuer Combination Co., a Delaware corporation, Hencie, Inc., a Delaware corporation, Adil Khan and certain stockholders of Hencie, Inc. (filed as Appendix A to the definitive proxy statement on Schedule 14A of Alternate Marketing Networks, Inc., a Michigan corporation, dated July 23, 2002, filed with the Securities and Exchange Commission on June 16, 2002, and incorporated herein by reference)

3 Registration Rights Agreement, dated August 1, 2002, by and among Alternate Marketing Networks, Inc., a Delaware corporation, certain stockholders of Hencie, Inc., a Delaware corporation, and the officers, directors, and ten percent stockholders of Alternate Marketing Networks, Inc. (filed as Exhibit B to the Schedule 13D of K2 VC LTD., dated and filed with the Securities and Exchange Commission on August 13, 2002, and incorporated herein by reference)

4 Hencie, Inc. Incentive Stock Option Agreement, dated February 1, 1999, between Hencie, Inc., a Delaware corporation, and Adil Khan (filed as Exhibit C to the Schedule 13D of K2 VC LTD., dated and filed with the Securities and Exchange Commission on August 13, 2002, and incorporated herein by reference)

5 Hencie, Inc. Notice of Grant of Stock Options, dated October 31, 2000, between Hencie, Inc., a Delaware corporation, and Adil Khan (filed as Exhibit D to the Schedule 13D of K2 VC LTD., dated and filed with the Securities and Exchange Commission on August 13, 2002, and incorporated herein by reference)











                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete, and correct.

     Date: August 29, 2002


                                    K2 VC LTD.

                                    By: K2 VC Management, its general partner


                                    By: /s/ ADIL KHAN
                                    Name: Adil Khan
                                    Title: President

                                    K2 VC MANAGEMENT, LLC


                                    By: /s/ ADIL KHAN
                                    Name: Adil Khan
                                    Title: President


                                    /s/ ADIL KHAN
                                    Name: Adil Khan


                                    /s/ MEHNAZ FATEHDIN
                                    Name: Mehnaz Fatehdin
































                                  EXHIBITS

Exhibit  Description
No.

1 Joint Filing Agreement, dated August 29, 2002, by and among K2 VC LTD., a Texas limited partnership, K2 VC Management, LLC, a Texas limited liability company, Adil Khan, a citizen of the United States, and Mehnaz Fatehdin, a citizen of the United Kingdom

2 Amended and Restated Agreement and Plan of Reorganization, dated May 31, 2002, by and among Alternate Marketing Networks, Inc., a Michigan corporation, Alternate Marketing Networks, Inc., a Delaware corporation, the Issuer Combination Co., a Delaware corporation, Hencie, Inc., a Delaware corporation, Adil Khan and certain stockholders of Hencie, Inc. (filed as Appendix A to the definitive proxy statement on Schedule 14A of Alternate Marketing Networks, Inc., a Michigan corporation, dated July 23, 2002, filed with the Securities and Exchange Commission on June 16, 2002, and incorporated herein by reference)

3 Registration Rights Agreement, dated August 1, 2002, by and among Alternate Marketing Networks, Inc., a Delaware corporation, certain stockholders of Hencie, Inc., a Delaware corporation, and the officers, directors, and ten percent stockholders of Alternate Marketing Networks, Inc. (filed as Exhibit B to the Schedule 13D of K2 VC LTD., dated and filed with the Securities and Exchange Commission on August 13, 2002, and incorporated herein by reference)

4 Hencie, Inc. Incentive Stock Option Agreement, dated February 1, 1999, between Hencie, Inc., a Delaware corporation, and Adil Khan (filed as Exhibit C to the Schedule 13D of K2 VC LTD., dated and filed with the Securities and Exchange Commission on August 13, 2002, and incorporated herein by reference)

5 Hencie, Inc. Notice of Grant of Stock Options, dated October 31, 2000, between Hencie, Inc., a Delaware corporation, and Adil Khan (filed as Exhibit D to the Schedule 13D of K2 VC LTD., dated and filed with the Securities and Exchange Commission on August 13, 2002, and incorporated herein by reference)
























                                EXHIBIT 1

                         JOINT FILING AGREEMENT

                              August 29, 2002

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock, par value $0.01 per share, of Alternate Marketing Networks, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement effective as of August 29, 2002.

                                   K2 VC LTD.

                                   By: K2 VC Management, its general partner


                                   By: /s/ ADIL KHAN
                                   Name: Adil Khan
                                   Title: President

                                   K2 VC MANAGEMENT, LLC


                                   By: /s/ ADIL KHAN
                                   Name: Adil Khan
                                   Title: President


                                   /s/ ADIL KHAN
                                   Name: Adil Khan


                                   /s/ MEHNAZ FATEHDIN
                                   Name: Mehnaz Fatehdin